FORM 6-K

                          SECURITIES AND EXCHANGE COMMISSION
                             Washington,  D.C.  20549

                            Report of a Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16 of
                          the Securities Exchange Act of 1934

                               For the month(s) of:  September 10, 1999

                             NEWCOURT CREDIT GROUP INC.

                       Newcourt Centre, 207 Queens Quay West
                                     Suite 700
                                 Toronto, Ontario
                                  Canada, M5J 1A7

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 30, 1999

NEWCOURT CREDIT GROUP INC.


/__________________________/
By: John P. Stevenson
Corporate Secretary


                                    News Release

For immediate release

Trading Symbol:  NCT                Media Contact:  Rick Perkins
                                                    (416) 507-5437

Exchange Listing:  Toronto
                   Montreal
                   New York


                NEWCOURT SCHEDULES SPECIAL MEETING OF SHAREHOLDERS


TORONTO, Canada, September 9, 1999 - The Board of Directors of Newcourt Credit Group Inc. announced today that the Special Meeting of Shareholders to consider and approve the plan of arrangement and The CIT Group's acquisition of Newcourt Credit Group Inc. would be held on Tuesday October 26, 1999.

The record date for the Special Meeting of Shareholders is Monday
September 20, 1999.

Details regarding the time and location for the meeting will be provided in the proxy materials to be sent to shareholders prior to the meeting.

Newcourt Credit Group is one of the world's leading sources of asset-based financing serving the corporate, commercial and institutional markets with owned and managed assets of US$24.5 billion and a global capability in 26 countries.

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